No. 31/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: August 9, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Unbundling the last mile requires amendment of existing laws

Through a change in the Telecommunications Ordinance, the Federal Council intends to require Swisscom to unbundle the local loop (ULL) and to make Swisscom's leased-line offering subject to the interconnection provisions. Swisscom regrets this decision and opposes additional regulatory intervention that will have the effect of retarding the development of the telecommunications infrastructure. In the area of high-speed Internet access (broadband), there is already intense competition with cable network operators. Moreover, ULL represents a serious intervention in Swisscom's legal status. Swisscom therefore reserves the right to take legal action to protect the interests of all its shareholders.

In order to regulate leased-line offerings and to require unbundling of the local loop, it would be necessary in Swisscom's view to amend the current law. The regulations proposed by the authorities are tantamount to expropriation. Experience has not shown that the ULL regulation has had a positive effect in other countries. In the USA, for example, unbundling, which was implemented in 1996, has had a negative impact on investments and infrastructure, and the ULL regulation is currently being reassessed.

The most important arguments against the additional regulatory measures are:

- In the "last mile" Swisscom and its network are already in **competition with other infrastructures,** such as the cable networks. Customers are benefiting in particular from falling prices, which are lower than the European average. This particularly affects broadband services (for example, high-speed Internet access), which are essential to the development of the information society. In this area, Swisscom's ADSL is in intense competition with cable network operators. Effective competition has evolved without unbundling and has led to vigorous price competition and – compared with other countries – a high level of market penetration by broadband services. Demand is growing rapidly in the broadband market, proving that competition is functioning well. Experience in other countries clearly shows that unbundling is not an effective way to get better, more economical services.

- An obligation to unbundle would **reduce the incentive for Swisscom and alternative providers to invest in infrastructure,** in particular when regulated prices barely cover costs, if at all. Alternative suppliers would be able to "skim off the cream" and concentrate their offerings on large agglomerations and on lucrative business customers – all the while using Swisscom's infrastructure. On the other hand, the present competitive situation in the last mile encourages Swisscom and other providers to invest in a modern telecommunications infrastructure and thus generally contributes to the development of the Swiss information society.

- **The prices for leased lines in Switzerland are demonstrably competitive.** In fact, they rank as average in the European context. In addition, the provisions relating to competition set forth in the law on cartels and price monitoring already apply unconditionally to the telecommunication sector. Hence there is no need for additional regulation within telecommunications law. Swisscom's leased-line offerings are in competition with those of other providers. One-sided regulation would put Swisscom at a disadvantage and distort existing competition.

All three of the planned forms of unbundling would **intrude upon Swisscom's property rights and economic freedom**:

- In the case of **"full access"** Swisscom would completely lose its access to customers who switch to a different provider. This would be equivalent to a physical assignment of the subscriber line to the competitor (forced leasing). The competitor could offer all narrowband (voice telephony) and broadband services (high-volume data transfer at high speeds) to customers. In legal terms, this form of unbundling would be tantamount to material expropriation to the benefit of third parties.

- In the case of **"line sharing"** telephone traffic would be separated from data traffic by a signal splitter ahead of the Swisscom exchange. The narrowband use of the subscriber line (telephony) would remain with Swisscom, but the economically attractive broadband use would be assigned to competing companies. Thanks to technological advances (Voice over IP), moreover, it would be possible in future to also provide traditional telephony services via the broadband frequency range of the subscriber line.

- In the case of **"bitstream access"** Swisscom would not only have to allow competitors to use the existing subscriber line, it would even have to provide a usable broadband connection at regulated prices, finance it in advance, and then lease it to competitors, who could offer products to end customers. In this form of regulation, competitive providers would benefit from the value added by Swisscom without having to provide a commensurate service appropriate to the market.

Berne, 5 July 2002